Investment Office (916) 795-3400 phone (916) 796-2842 fax www.calpers.ca.gov

April 12, 2011

Dear Hospitality Properties Trust Shareowner:

VOTE FOR PROPOSAL #6 TO PROVIDE FOR ANNUAL DIRECTOR ELECTIONS

We would appreciate your support on Proposal #6 at Hospitality Properties Trust’s (HPT) May 11, 2011 annual meeting. On record date February 18, 2011, CalPERS owned approximately 1,276,547 shares of HPT common stock. As a significant long-term shareowner, we ask that you support our non-binding proposal asking Hospitality Properties Trust to take the steps necessary to implement annual elections for all directors.

ANNUAL DIRECTOR ELECTIONS PROMOTE ACCOUNTABILITY

CalPERS believes that annual director elections promote greater accountability by allowing shareowners to communicate a viewpoint on their director representatives each and every year. At HPT’s 2010 Annual General Meeting, shareowners only had the opportunity to vote on one of the five directors (Mr. William Lamkin). Furthermore, Mr. Lamkin was elected by a narrow margin after receiving only 51.9% of the votes cast. Under the current structure, shareowners will not have the ability to re-elect Mr. Lamkin until the 2013 Annual General Meeting.

ANNUAL DIRECTOR ELECTION TRENDS

Every year over the last five years, more companies have been implementing annual director elections. To date approximately 64% of companies in the S&P 500 and 54% of companies in the Russell 1000 now have annual director elections – an indication of the current direction of good corporate governance.

90 PERCENT SHAREOWNER SUPPORT AT THE 2010 ANNUAL MEETING

CalPERS submitted a similar proposal to shareowners requesting the adoption of annual director elections at the Company’s 2010 Annual General Meeting and received support from over 90% of the voting shares.

CalPERS Public Employees’ Retirement System Shareowner Alert

LONG-TERM UNDERPERFORMANCE AT HOSPITALITY PROPERTIES

Time period ending 3/31/2011	Hospitality Properties Trust (HPT)	Russell 1000 Index	Relative Return Russell 1000 Index	Real Estate Investment Trusts (Reit) Russell 1000 GICS Industry Peer Index	Relative Return Russell 1000 GICS Industry Peer Index
5 years	-14.4%	15.5%	-30.0%	36.2%	-50.7%
3 years	-10.6%	9.2%	-19.8%	21.8%	-32.4%
1 year	4.3%	16.7%	-12.4%	27.7%	-23.4%

Source: FactSet

PLEASE SUPPORT PROPOSAL #6

We ask that you vote FOR proposal #6 requesting that Hospitality Properties take the steps necessary to provide for the annual election of all directors.

Sincerely,

Anne Simpson

Senior Portfolio Manager – Head of CalPERS Corporate Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Hospitality Properties Trust using the instructions provided in the Company proxy material.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.

CalPERS Public Employees’ Retirement System Shareowner Alert